Exhibit 21
SUBSIDIARIES OF WESTWOOD ONE, INC.

Name of Subsidiary	State of Incorporation/Organization
Westwood One Radio, Inc.	California
Westwood One Radio Networks, Inc.	Delaware
Westwood National Radio Corporation	Delaware
Westwood One Stations — NYC, Inc.	Delaware
Westwood One Properties, Inc.	Delaware
SmartRoute Systems, Inc.	Delaware
Metro Networks, Inc.	Delaware
Metro Networks Communications, Inc.	Maryland
Metro Networks Services, Inc.	Delaware
Metro Networks Communications, Limited Partnership	Delaware